Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 12, 2007

Registration Statement No. 333-143095

November 13, 2007

NuStar Energy L.P.

Pricing Sheet

2,600,000 Common Units Representing Limited Partner Interests

Issuer:	NuStar Energy L.P.
Symbol:	NS
Common Units offered:	2,600,000 common units
Greenshoe:	390,000 common units
Price to public:	$57.20 per unit
Gross Proceeds:	$148,720,000
Closing date:	November 19, 2007
CUSIP:	67058H 10 2
Underwriters:	Lehman Brothers Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation

We have been advised by the underwriters that, prior to purchasing the units being offered pursuant to the prospectus supplement, one of the underwriters purchased, on behalf of the syndicate, 97,700 common units at an average price of $57.51 per common unit in stabilizing transactions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-(888) 603-5847 (Lehman Brothers Inc.) or 1-(800) 831-9146 (Citigroup Global Markets Inc.), or by faxing a request to (631) 254-7410 or e-mailing a request to qiana.smith@broadridge.com (Lehman Brothers Inc., c/o Broadridge, 1155 Long Island Avenue, Edgewood, New York 11717).